August 27, 2004

TO:	British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange
Securities and Exchange Commission

Dear Sirs:

RE:       Spur Ventures Inc.. (the "Company")

We confirm that the following material was sent by pre-paid mail on August 27, 2004 to the shareholders that appear on the supplemental mailing list of the Company.

       Financial Statements and Interim MD&A for the quarter ended June 30, 2004.

In compliance with regulations made under the Securities Act, we are providing this information to you.

Yours truly,

SPUR VENTURES INC.

"Lucy Ana J. van Egmond"

Lucy Ana J. van Egmond
Legal Assistant

Suite 2684 Four Bentall Centre, 1055 Dunsmuir Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com